JAMES ALPHA FUNDS TRUST

OPERATING EXPENSE LIMITATION AGREEMENT

THIS OPERATING EXPENSE LIMITATION AGREEMENT (the “Agreement”) is effective as of the [ ] day of [ ] by and between James Alpha Funds Trust d/b/a Easterly Funds Trust (the “Trust”), on behalf of each series of the Trust listed on Appendix A to this Agreement (each, a “Fund,” and together, the “Funds”), and Easterly Investment Partners LLC, the investment adviser to the Funds (the “Manager”).

WITNESSETH:

WHEREAS, the Manager renders advice and services to the Funds pursuant to the terms and provisions of Investment Management Agreements between the Trust and the Manager (the “Investment Management Agreements”); and

WHEREAS, the Funds, and each of the Funds’ respective classes are responsible for, and have assumed the obligation for, payment of expenses that have not been expressly assumed by the Manager pursuant to the respective Investment Management Agreement; and

WHEREAS, the Manager desires to limit the Funds’ Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Funds) desires to allow the Manager to implement such limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties to this Agreement, intending to be legally bound hereby, mutually agree as follows:

1.           LIMIT ON OPERATING EXPENSES. The Manager hereby agrees to limit the current Operating Expenses of each share class of each Fund to an annual rate, expressed as a percentage of the average annual net assets of such share class, listed in Appendix A (each, an “Annual Limit”). In the event that the current Operating Expenses of a share class of a Fund, as accrued each month, exceed its Annual Limit, the Manager will, on a monthly basis, either waive all or a portion of its advisory fee due from the Fund pursuant to the Investment Management Agreement or pay to the Fund an amount equal to the excess expense within 30 days of being notified that the Fund’s expenses exceed the Annual Limit.

2.             DEFINITION. For purposes of this Agreement, the term “Operating Expenses” with respect to the Funds, is defined to include all expenses of each Fund and each of its classes, but does not include any front-end and contingent deferred sales loads, interest and tax expenses, leverage, dividends and interest on short positions, brokerage commissions, expenses incurred in connection with any merger, liquidation or reorganization, extraordinary or non-routine expenses such as litigation and proxy-related expenses, and acquired fund fees and expenses. Expenses of a Fund’s wholly-owned subsidiary (if applicable) whose financial statements are consolidated with those of the applicable Fund are considered Operating Expenses for purposes of this Agreement.

3.            REIMBURSEMENT OF FEES AND EXPENSES. Each Fund shall reimburse the Manager any advisory fees waived or Fund expense payments paid by it pursuant to this Agreement, if in any year in which the Investment Management Agreement is still in effect, the estimated Operating Expenses of any share class of a Fund listed in Appendix A for the fiscal year are less than the corresponding Annual Limit for that year, subject to quarterly approval by the Trust’s Board of Trustees. The total amount of reimbursement to which the Manager may be entitled (the “Reimbursement Amount”) shall not exceed an amount that would cause a share class of a Fund to exceed its 1) corresponding Annual Limit in place at the time the advisory fees were waived or the expenses were incurred; or 2) corresponding Annual Limit currently in place, whichever is less. Subject to the foregoing, the Reimbursement Amount shall equal, at any time, the sum of all advisory fees previously waived or reduced by the Manager and all other payments remitted by the Manager to a Fund pursuant to this Agreement within three (3) years of the end of the fiscal year in which such advisory fees were waived or reduced or other payments remitted, less any reimbursement previously paid by the Fund to the Manager with respect to such waivers, reductions, and payments. The Reimbursement Amount shall not include any additional charges or fees whatsoever, including, for example, interest accruable on the Reimbursement Amount. References to the “Agreement” in this Paragraph 3 shall include any Operating Expense Limitation Agreement between the Manager and the Trust for Professional Managers, on behalf of a Fund’s predecessor series, and, to the extent permitted under applicable law, the provisions of this Paragraph 3 shall apply to advisory fees waived or Fund expense payments paid by the Manager pursuant to any such Operating Expense Limitation Agreements.

4.          TERM. This Agreement shall become effective with respect to the Funds as of the date first above written and shall continue for an initial term through two years from the closing date of the reorganization of the predecessor series of the Trust for Professional Managers into the corresponding Fund (“Initial Term”). This Agreement shall continue in effect thereafter for additional periods not exceeding one (l) year so long as such continuation is approved at least annually by the Board of Trustees of the Trust and the Manager.

5.          TERMINATION. This Agreement cannot be terminated during its Initial Term. After the Initial Term. this Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Funds, upon sixty (60) days’ written notice to the Manager. This Agreement may not be terminated during its term by the Manager without the consent of the Board of Trustees of the Trust. This Agreement will automatically terminate immediately upon the termination of the Investment Management Agreement.

6.          ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7.          SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8.          GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their duly authorized officers, all on the day and year first above written.

JAMES ALPHA FUNDS TRUST                                             EASTERLY INVESTMENT PARTNERS, LLC

on behalf of each series listed in Appendix A

By: __________                                                                          By: [ ]

Name: Darrell Crate                                                                      Name: [ ]

Title: President and Chairperson                                              Title: [ ]

Appendix A To the

James Alpha Funds Trust Operating Expense Limitation Agreement

Fund/Classes Annual Limits

Easterly Snow Small Cap Value Fund Class A	1.50%
Class C	2.25%
Class I	1.25%
Class R6	1.00%
Easterly Snow Long/Short Opportunity Fund Class A	1.55%
Class C	2.30%
Class I	1.30%
Class R6	1.00%